UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

CONTENTS

On November 18, 2025, REE Automotive Ltd. (the “Company”) announced that it signed a non-binding memorandum of understanding (“MOU”) with Mitsubishi Fuso Truck and Bus Corporation (“Mitsubishi Fuso”) to collaboratively develop a software-defined vehicle (“SDV”) using the Company’s zonal SDV architecture and x-by-wire technology. Through such development activities, Mitsubishi Fuso will evaluate the Company’s suitability to potentially serve as a supplier for a scalable vehicle-motion-platform based on x-by-wire and SDV architecture to be applied to Mitsubishi Fuso’s future product line.

On November 18, 2025, the Company also issued a press release titled “REE Automotive and Mitsubishi Fuso Truck and Bus Corporation Sign MOU for Software-Defined Vehicle Technology,” a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, including only the first and third paragraphs and the section titled “Caution About Forward-Looking Statements” of the Exhibit 99.1 attached herein, are incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by REE Automotive Ltd., dated November 18, 2025, titled “REE Automotive and Mitsubishi Fuso Truck and Bus Corporation Sign MOU for Software-Defined Vehicle Technology”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: November 18, 2025

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